                                                                       EXHIBIT 1

                    EXCERPTS FROM AMP'S 1998 ANNUAL MEETING
                                PROXY STATEMENT


                        SECURITY OWNERSHIP OF DIRECTORS

     The Corporation's Corporate Governance guidelines encourage each member of the Board of Directors to hold the Corporation's Common Stock in an amount having a market value of at least four times the annual retainer fee. The following table identifies the total Common Stock ownership for each Nominee for director as of March 3, 1998.

                               Amount of Beneficial       Amount of Phantom    Total Beneficial and Phantom
                                     Ownership                Ownership
Name of Owner                     (shares)(1)(2)             (shares)(3)                 (shares)
--------------------------  -------------------------  ---------------------  -----------------------------
Ralph D. DeNunzio.........              8,000(5)                3,170                       11,170
Barbara H. Franklin.......              5,400(6)                1,879                        7,279
Joseph M. Hixon III.......          1,653,385(7)                7,897                    1,661,282
William J. Hudson, Jr.....         359,885(14)(15)             35,040(4)                   394,925
Joseph M. Magliochetti....              2,000(8)                1,945                        3,945
James E. Marley...........      270,062(9)(14)(15)             25,737(4)                   295,799
Harold A. McInnes.........             43,071                       0                       43,071
Jerome J. Meyer...........              5,300(10)               2,811                        8,111
John C. Morley............              7,400(11)               6,554                       13,954
Paul G. Schloemer.........              8,000(12)                   0                        8,000
Takeo Shiina..............              6,120(13)               2,628                        8,748

     (1) Each Director owns less than 1% of the Corporation's outstanding Common Stock.

     (2) Unless otherwise indicated, each Nominee for director possesses sole voting and dispositive power (beneficial ownership) with respect to the shares set forth opposite his or her name. Numbers shown in this column include options the director has the right to acquire as beneficial owner within 60 days after March 3, 1998.

     (3) Numbers shown in this column include phantom shares: (i) credited to outside directors under the Outside Directors Deferred Stock Accumulation Plan, as described on page 8 of this Proxy Statement; and
         (ii) credited to outside and non-employee directors for compensation deferred at the election of the director, as described on page 7 of this Proxy Statement.

     (4) Designated executive officers of the Corporation may defer up to 50% of their base salary and all officers are entitled to defer receipt of all or a portion of their annual cash bonus. Deferred compensation may be allocated to a phantom AMP Common Stock account under the Corporation's Deferred Compensation Plan, as described in footnote 1 to the Summary Compensation Table on page 11 of this Proxy Statement. Such phantom shares are reported in this number. This number also includes phantom shares of Common Stock credited to the designated executive officer in an amount equal to the dividend earned on Performance Restricted Shares, as described in footnote 3 to the Summary Compensation Table on page 12 and footnote 3 to the Security Ownership of Executive Officers Table on page 20 of this Proxy Statement.

     (5) Mr. DeNunzio also holds 2,000 options granted under the Corporation's Stock Option Plan for Outside Directors that are not exercisable until on or after July 1, 1998.

     (6) Ms. Franklin also holds 2,000 options granted under the Corporation's Stock Option Plan for Outside Directors that are not exercisable until on or after July 1, 1998.

     (7) Mr. Hixon holds 15,791 and 122,192 of these shares in two limited partnerships and shares voting and dispositive powers. In addition to the beneficial ownership shown in the table, Mr. Hixon has a 2% residual beneficial interest but no voting or dispositive powers in a trust that holds 7,392 shares of Common Stock of the Corporation. He also holds 2,000 options granted under the Corporation's Stock Option Plan for Outside Directors that are not exercisable until on or after July 1, 1998.

     (8) Mr. Magliochetti also holds 2,000 options granted under the Corporation's Stock Option Plan for Outside Directors that are not exercisable until on or after July 1, 1998.

     (9) In addition, 211 shares of Common Stock of the Corporation are owned by members of the immediate family of the Nominee: Mr. Marley disclaims beneficial ownership of this stock. Additionally, 499 shares of Common Stock of the Corporation are owned by a member of the immediate family of Mr. Marley in a custodial account over which the Nominee has voting and dispositive powers; Mr. Marley disclaims beneficial ownership of this stock.

    (10) Mr. Meyer also holds 2,000 options granted under the Corporation's Stock Option Plan for Outside Directors that are not exercisable until on or after July 1, 1998.

    (11) Mr. Morley also holds 2,000 options granted under the Corporation's Stock Option Plan for Outside Directors that are not exercisable until on or after July 1, 1998.

    (12) Mr. Schloemer holds 1,400 of these shares of Common Stock of the Corporation in a family trust of which he is co-trustee with his wife and shares voting and dispositive powers. In addition to the beneficial ownership shown in the table, he holds 2,000 options granted under the Corporation's Stock Option Plan for Outside Directors that are not exercisable until on or after July 1, 1998.

    (13) Mr. Shiina also holds 2,000 options granted under the Corporation's Stock Option Plan for Outside Directors that are not exercisable until on or after July 1, 1998.

    (14) A portion of the shares reported for Messrs. Hudson and Marley are Performance Restricted Shares granted under the Corporation's 1993 Long-Term Equity Incentive Plan. Further, a portion of the shares reported for Messrs. Hudson and Marley are held in the Corporation's Employee Savings and Thrift Plan.

    (15) Under the Corporation's former Bonus Plan (Stock Plus Cash), at December 31, 1997 Mr. Hudson also had 17,402 Stock Bonus Units. Some of the Stock Bonus Units held by Mr. Hudson will convert within 60 days after March 3, 1998 and are reported in this number. Under the current 1993 Long-Term Equity Incentive Plan, Mr. Hudson has 419,500 Stock Options, including 61,800 Stock Options transferred to a family limited partnership for the benefit of Mr. Hudson's immediate family; some of these Stock Options are exercisable within 60 days after March 3, 1998 and are reported in this number. Mr. Marley has 303,600 Stock Options; some of these Stock Options are exercisable within 60 days after March 3, 1998 and are reported in this number.

     Although the Board of Directors does not contemplate that any of the Nominees for director will be unable to serve, in the event a vacancy in the original slate of nominees is occasioned by death or other unexpected occurrence, (a) shares of stock represented by the proxies shall be voted for the election of such other nominee as may be designated by the Board of Directors, or (b) prior to the meeting, the Board of Directors will amend the Corporation's Bylaws in order to eliminate that office of director for which such nominee is unable to accept election, or (c) in the event that neither (a) nor (b) occurs, the Proxy Committee shall nominate other persons in their discretion and vote the proxies for the election of such persons as directors.


                             THE BOARD OF DIRECTORS

COMPENSATION

     A director who is not an employee of the Corporation is paid $26,000 per year for services as a director and also $1,000 for each day in attendance at a meeting of the Board. Additionally, a director is paid $1,000 for attendance at each meeting of any committee of the Board on which he or she serves. The chairperson of any such committee is paid an annual retainer of $2,500. An outside or non-employee director may also be paid $1,000 per day for special services or assignments requested by either the Chairman or the Chief Executive Officer and President of the Corporation. A director who is also an employee of the Corporation does not receive any director or committee fees. During 1997 the Board of Directors held six meetings.

     In 1997 total compensation earned by the directors was as follows:

                                    Total Director
             Director               Compensation


        Dexter F. Baker...........   $ 40,500 (1)
        Ralph D. DeNunzio.........     43,500
        Barbara H. Franklin.......     41,500
        Joseph M. Hixon III.......     41,000 (1)
        William J. Hudson, Jr.....          0 (2)
        Joseph M. Magliochetti....     37,000 (1)
        James E. Marley...........          0 (2)
        Harold A. McInnes.........    134,000 (3)
        Jerome J. Meyer...........     35,000 (1)
        John C. Morley............     43,500 (1)
        Paul G. Schloemer.........     37,000
        Takeo Shiina..............     36,000 (1)

___________________

     (1) This compensation includes amounts with respect to which the Director elected to defer receipt under the terms of the Corporation's deferred compensation plan for outside and non-employee directors, described below.

     (2) Messrs. Hudson and Marley were employees as well as directors of the Corporation and therefore did not receive any separate director or committee fees.

     (3) This compensation includes consulting fees paid to Mr. McInnes, a former Chairman of the Board and Chief Executive Officer of the Corporation, under a consulting agreement with the Corporation. Under the agreement Mr. McInnes was paid a monthly fee of $8,333 for services other than in his capacity as a director. The consulting agreement expired on December 31, 1997.

     Outside and non-employee directors are permitted to defer receipt of all or a portion of the annual retainer and the meeting fees. The period of the deferral is within the discretion of each director, provided however that payment must be made or commenced no later than the earliest of the death of the director, a change in control and termination of the director's services, or the year following the year in which he or she reaches the age of 72. Deferred compensation may be allocated to either or both of the following investment options: i) an interest-bearing account with interest credited monthly based on 120% of the Long Term Applicable Federal Rate as published by the Internal Revenue Service and adjusted quarterly; and ii) a phantom AMP Common Stock account in which phantom dividends are reinvested in further phantom stock units. Allocations or changes in allocations can be made annually and apply prospectively to compensation earned in future years. Payments of deferred director compensation can be made in a lump sum or in up to ten annual installments.

     The Stock Option Plan for Outside Directors provides that the outside directors shall receive a grant of 2,000 stock options in the Corporation's Common Stock when they are first elected to the Board and in each July thereafter. Up to a maximum of 10 awards may be made to any one director and up to 300,000 shares may be awarded to all outside directors in the aggregate during the 10-year term of the plan. These options vest after 1 year and remain exercisable for 9 years.

BENEFIT PLANS

     The Corporation provides benefits to the directors, the amount of which varies dependent upon whether the director is presently or was ever employed by the Corporation. The Corporation provides Director and Officer Liability and Indemnification insurance coverage for all directors. Directors who are not presently and have never been employed by the Corporation (an "Outside Director"), are provided with life insurance coverage. Travel accident insurance coverage is provided to directors who are not currently employed by the Corporation.

     All directors are eligible to participate in the Corporation's Employee Gift Matching Program. Under this program, the Corporation will match qualifying charitable contributions made by directors to accredited public and private schools, colleges, universities and graduate schools in the United States. The maximum aggregate of a director's gifts to all institutions during a calendar year that will be matched is $5,000.

RETIREMENT

     Currently there are two plans that provide retirement-oriented deferred compensation for Outside Directors (as defined above), conditioned upon 5 years of service as a member of the Board. Outside Directors elected to the Board on or after January 1, 1996 generally receive "retirement" compensation under the Outside Director Deferred Stock Accumulation Plan ("Accumulation Plan"). Outside Directors who joined the Board prior to January 1, 1996 were provided a one-time election to continue participation in the retirement plan in place prior to adoption of the Accumulation Plan or convert to the Accumulation Plan.

     Under the Accumulation Plan, each Outside Director will receive 300 shares of phantom AMP Common Stock when first elected to the Board, and on the first day of each of the nine subsequent calendar years of Board service. The phantom share awards are credited to a deferred phantom stock account and have no voting rights. On each dividend payment date, phantom dividends corresponding to the number of accumulated phantom shares are credited to the phantom stock account and deemed to be invested in additional phantom shares.

     An Outside Director's deferred phantom stock account vests upon the earlier of the date the director has at least 5 years of service on the Board, the date of the director's death while serving on the Board, or the date of the director's 72nd birthday. If the director terminates Board service with less than 5 years of service (other than on account of death or attainment of age
72), the account is forfeited. The vested balance in the deferred phantom stock account is paid to the Outside Director in cash upon termination of Board service.

     Under the retirement plan in effect prior to adoption of the Accumulation Plan, an Outside Director who has either reached the normal retirement date (the end of the calendar year in which the director reaches age 72) or retired early due to disability, and who has served a minimum of five years on the Board, is eligible for an annual retirement benefit. The annual retirement benefit is equal to a percentage of the Outside Director's annual base retainer at the time of retirement, with the actual percentage being based on the Outside Director's years of service.

     In the event of a "change of control", the annual retirement benefit to which an Outside Director would be entitled based on his or her years of service at the date service to the Board ceases for any reason shall be fully vested and payable immediately, without regard to the Outside Director's then attained age.

     A "change of control" as that term is used in this Proxy Statement, unless otherwise indicated, would generally be deemed to have occurred if (a) any person or group directly or indirectly acquires beneficial ownership of 30% or more of the Corporation's issued and outstanding shares of Common Stock, or (b) there occurs a change in the Board such that the directors constituting the Board at a given point in time (the "Incumbent Board") and any subsequently elected directors (other than directors whose initial assumption of office is in connection with an election contest) who were approved by a vote of at least two-thirds of the directors still in office who either were directors on the Incumbent Board or whose assumption of office was previously so approved, no longer constitute a majority of the Board, or (c) a merger or consolidation of the Corporation or the issuance of voting securities of the Corporation in connection therewith, other than i) a merger or consolidation resulting in the voting securities of the Corporation continuing to represent at least 66-2/3% of the combined voting power of the voting securities of the surviving entity, or
ii) a merger or consolidation effected to implement a recapitalization of the Corporation in which no person or group directly or indirectly acquires beneficial ownership of 30% or more of the Corporation's issued and outstanding shares of Common Stock, or (d) the shareholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated an agreement for the sale or disposition of all or substantially all of the assets of the Corporation, other than such a sale or disposition to an entity of which at least 70% of the combined voting power of the voting securities are held by shareholders in substantially the same proportions as their ownership of the Corporation immediately prior to such sale.

COMMITTEES AND MEETINGS

     The Board of Directors has five standing committees: the Audit Committee, the Compensation and Management Development Committee, the Nominating and Governance Committee, the Finance Committee and the Executive Committee.

     The Audit Committee of the Board of Directors consults with the Corporation's management regarding selection of the independent public accountant; concurs in the appointment or dismissal of the Director, Internal Audit; holds periodic meetings with the Corporation's internal and independent auditors and financial officers as appropriate to monitor control of the Corporation's financial resources and audit functions; reviews the arrangements and related fees for and the scope of the independent auditor's examination; considers the audit findings and management response; reviews the independent public accountant's non-audit fees; reviews significant accounting issues, regulatory changes and accounting or reporting developments and the impact of such on the Corporation's financial statements; reviews the status of special investigations; reviews the financial statements; oversees the quarterly reporting process; discusses with the Corporation's management, the Director, Internal Audit and in-house legal counsel significant issues relating to litigation or compliance with environmental or governmental regulations; reviews the Corporation's electronic data processing procedures and controls; and reviews the Corporate Code of Conduct and Conflict of Interest policies and receives reports of disclosures of any deviations from these policies. During 1997 the Audit Committee held five meetings.

     The Compensation and Management Development Committee of the Board of Directors makes recommendations to the Board regarding successors to and the salaries of the Chairman and the Chief Executive Officer and President; conducts annual performance reviews of the Chairman and the Chief Executive Officer and President; reviews the salary budget for the executive officers as a group and salary recommendations made by the Chief Executive Officer and President for the named executive officers; makes recommendations to the Board regarding changes to the Corporation's incentive compensation plans, executive-only benefit plans and tax-qualified pension and thrift plans; and reviews participation in, establishes certain targets for, and acts on awards under the Corporation's incentive compensation plans for management and key employees. During 1997 the Compensation and Management Development Committee held five meetings.

     The Nominating and Governance Committee of the Board of Directors establishes the criteria for selecting candidates for nomination to the Board; actively seeks candidates who meet those criteria, are highly qualified and have diverse backgrounds, including qualified female and minority candidates; makes recommendations to the Board of nominees to fill vacancies on, or as additions to, the Board; makes recommendations to the Board on changes in the size, composition and structure of the Board; makes recommendations to the Board on compensation and benefit programs for the Board; as appropriate, reviews the performance of the directors and reports its findings to the Chairman and, in its discretion, to the Board itself; and considers matters relating to corporate governance and makes decisions concerning those matters that should be recommended for action by the Board in executive session. The Nominating and Governance Committee will consider nominees for election to the Board that are recommended by shareholders provided that a complete description of the nominees' qualifications, experience and background, together with a statement signed by each nominee in which he or she consents to act as such, accompany the recommendations. Such recommendations should be submitted in writing to the attention of the Chairman of the Corporation, and should not include self-nominations. During 1997 the Nominating and Governance Committee held one meeting.

     The Finance Committee of the Board of Directors reviews and considers key financial objectives and measures in the AMP Global Strategic Plan, the Corporation's cost of capital, cash generation, cash balance objectives and balance sheet objectives. The Committee also reviews strategic transactions valued in excess of $10 million; receives periodic reports on the portfolio of equity/venture capital investments; reviews and assesses the performance and results of acquisitions and related finance and accounting practices; reviews management's recommendations regarding public stock issues and public and private debt issues; advises management and the Board on the Corporation's share repurchase strategies; periodically reviews the Corporation's dividend policy, dividend-recommendations, stock split proposals and investor relations plans; reviews periodically the Corporation's risk management policies and practices (not including internal operating controls and financial reporting procedures relating to risk management policies and practices); reviews periodic reports from the Corporation's Pension Committee concerning the investment status, investment policy guidelines and accounting treatment of the Corporation's benefit plans involving funds held in trust or otherwise managed and invested on behalf of the participants in the benefit plans; reviews and approves the investment policy guidelines for the AMP Foundation's assets; and reviews the annual charitable giving by the AMP Foundation and the Corporation, and the policy guidelines governing such charitable giving. During 1997 the Finance Committee held three meetings.

     The Executive Committee of the Board of Directors has been delegated the authority to act on behalf of the Board with respect to any matter within the ordinary course of the business of the Corporation. The Committee typically acts on proposed capital expenditures and financial transactions that require immediate Board action at times that are not near to the regularly scheduled Board meetings. Certain matters, including those that under the Pennsylvania Business Corporation Law cannot be delegated by the Board, are specifically excluded from the authority of the Executive Committee. All actions taken by the Committee are reported at the next meeting of the Board for concurrence by the full Board. During 1997 the Executive Committee did not meet and took no action either in a meeting of the Committee or by written consent in lieu of a meeting.


                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE
                                                                                            Long-Term
                                                                                           Compensation
                                                                                 -------------------------------------
                                            Annual Compensation                               Awards
                              ----------------------------------------------     -------------------------------------
                                                                Other Annual       Restricted    Securities Underlying   All Other
Name and principal                    Salary        Bonus       Compensation      Stock Awards     Options/SARs        Compensation
position                       Year     ($)          ($)            ($)               ($)              ($)                 ($)
---------------------------   -----   -------       -----       ------------       -----------    -------------------  -----------
(a)                            (b)    (c)(1)       (d)(1)          (e)(2)             (f)(3)           (g)(4)              (h)
--------------------------    ----    -------      -------      ------------       -----------    -------------------  ------------
William J. Hudson, Jr.         1997   810,000      534,600            35,608         1,861,200        63,900             126,940 (5)
   Chief Executive Officer     1996   810,000            0            32,548         1,717,713        75,600             110,640
   and President, and a        1995   700,000      437,000            17,947         1,071,875        60,000             173,380
   Director

James E. Marley                1997   648,000      429,624            57,707         1,489,900        51,100              99,852 (6)
   Chairman                    1996   648,000            0            26,018         1,373,438        60,500              85,952
                               1995   560,000      291,000            40,707           857,500        45,000              83,840

Robert Ripp                    1997   400,008      198,804             3,440           733,200        25,100              71,915 (7)
   Executive Vice President    1996   375,000       46,875            24,157           578,675        25,500              67,000
                               1995   325,008      137,933            13,560           390,163        16,700              61,001

Juergen Gromer(9)              1997   393,189      176,111            28,141           437,100        15,000                   0
   Vice President              1996   425,626       67,975            19,018                 0        22,400                   0
                               1995   412,917       63,687            13,517                 0        21,200                   0

John E. Gurski                 1997   370,008      183,894           165,623           620,400        21,200              49,680 (8)
   Vice President              1996   350,004       46,200           225,067           538,388        23,800              40,000
                               1995   285,000      124,315           172,587           317,275        13,600              55,357

______________

     (1) Under the Deferred Compensation Plan, designated executive officers are permitted to defer receipt of up to 50% of their annual base salary and all officers of the Corporation are entitled to defer receipt of all or a portion of their annual cash bonus. The period of deferral is within the discretion of the executive, but is generally until the year following termination of employment. During the period of deferral, the deferred compensation may be allocated or reallocated by the executive between and among the following investment options: i) an interest-bearing account with interest credited monthly based on 120% of the

         Mid-Term Applicable Federal Rate as published by the Internal Revenue Service, adjusted monthly and ii) a phantom AMP Common Stock Account in which the phantom dividends are reinvested in the phantom stock units. Payments of the deferred compensation can be made at the executive's election in either a lump sum or up to ten annual installments. Amounts of salary or bonus attributable to 1995, 1996 and 1997, the receipt of which has been deferred under this plan, are nevertheless included in columns (c) and (d), as appropriate, of the Summary Compensation Table.

     (2) Unless otherwise indicated, no executive officer named in the Summary Compensation Table received personal benefits or perquisites in excess of the lesser of $50,000 or 10% of his total compensation reported in columns (c) and (d). Reported in this column is annual compensation related to: (i) the Cash bonus paid under the Corporation's former Bonus Plan (Stock Plus Cash) to cover United States income taxes as described in footnote 1 to the "Aggregated Option/SAR Exercises in 1997 and FY-End Option/SAR Values" table, pages 15-16, and fractional shares of the Bonus Plan Stock Bonus; and (ii) reimbursement of relocation expenses and payments of estimated income taxes relating to reimbursement of relocation expenses to Mr. Ripp in 1995 through 1997 and Mr. Gurski in 1996 and 1997; (iii) overseas allowances for Mr. Gurski in 1995 and 1996, and (iv) certain payments of estimated taxes relating to Mr. Gurski's assignment overseas during 1995 and 1996, including payments made in 1996 and 1997 with regard to previous years' tax obligations and reimbursements or refunds received by the Corporation for tax payments made in previous years.

     (3) During 1997, 180,900 shares of restricted stock were granted by the Corporation, resulting in a total of 438,620 shares of restricted stock held at December 31, 1997. These shares had an aggregate value of $18,422,040 based upon a $42.00 per share closing price of the Corporation's Common Stock as reported on the New York Stock Exchange Composite Tape on December 31, 1997, and dividends are paid on 43,120 of these shares to the same extent as any other shares of the Corporation's Common Stock. The number of shares of restricted stock includes certain time-vesting restricted shares as well as Performance Restricted Shares awarded under the Corporation's 1993 Long-Term Equity Incentive Plan, which vest in 3 years based on achievement of minimum average annual return on equity and average annual earnings growth objectives for the Corporation. Dividends earned on Performance Restricted Shares, of which 395,500 were held at December 31, 1997, are credited to the executive officer's account and are deemed to be invested in phantom shares of Common Stock. These phantom shares vest only when, and to the extent the associated Performance Restricted Shares vest.

     (4) Includes awards made pursuant to the Corporation's 1993 Long-Term Equity Incentive Plan. The Long-Term Equity Incentive Plan is described in footnote 1 to the "Option/SAR Grants in 1997" table on pages 13-14 of this Proxy Statement.

     (5) Includes $3,840 as the company-matching contribution under the Employee Savings and Thrift Plan; $15,600 as the company-matching contribution under the Deferred Compensation Plan; and $107,500 as the total premium paid by the Corporation in 1997 under a split-dollar insurance plan, including both the portion of the premium that is attributable to term life insurance coverage for Mr. Hudson and the full dollar value of the remainder of the premium. The split-dollar insurance plan provides life insurance coverage for Mr. Hudson equal to twice his base salary (in lieu of the coverage available under the Corporation's group-term life insurance plan), and a substantial portion of the value of the advances made to pay the premium as shown in this table will be repaid to the Corporation from policy proceeds.

     (6) Includes $3,840 as the company-matching contribution under the Employee savings and Thrift Plan; $11,712 as the company-matching contribution under the Deferred Compensation Plan; $4,800 as total director fees paid to Mr. Marley in 1997 by two wholly-owned subsidiaries of the Corporation; and $79,500 as the total premium paid by the Corporation in 1997 under a split-dollar insurance plan, including both the portion of the premium that is attributable to term life insurance coverage for Mr. Marley and the full dollar value of the remainder of the premium. The split-dollar insurance plan provides life insurance coverage for Mr. Marley equal to twice his base salary (in lieu of the coverage available under the Corporation's group-term life insurance plan), and a substantial portion of the value of the advances made to pay the premium as shown in this table will be repaid to the Corporation from policy proceeds.

     (7) Includes $3,840 as the company-matching contribution under the Employee Savings and Thrift Plan; $5,760 as the company-matching contribution under the Deferred Compensation Plan; $4,800 as total director fees paid to Mr. Ripp in 1997 by two wholly-owned subsidiaries of the Corporation; and $57,515 as the total premium paid by the Corporation in 1997 under a split-dollar insurance plan, including both the portion of the premium that is attributable to term life insurance coverage for Mr. Ripp and the full dollar value of the remainder of the premium. The split-dollar insurance plan provides life insurance coverage for Mr. Ripp equal to twice his base salary (in lieu of the coverage available under the Corporation's group-term life insurance plan), and a substantial portion of the value of the advances made to pay the premium as shown in this table will be repaid to the Corporation from policy proceeds.

     (8) Includes $3,840 as the company-matching contribution under the Employee Savings and Thrift Plan; $5,040 as the company-matching contribution under the Deferred Compensation Plan; and $40,800 as the total premium paid by the Corporation in 1997 under a split-dollar insurance plan, including both the portion of the premium that is attributable to term life insurance coverage for Mr. Gurski and the full dollar value of the remainder of the premium. The split-dollar insurance plan provides life insurance coverage for Mr. Gurski equal to twice his base salary (in lieu of the coverage available under the Corporation's group-term life insurance plan), and a substantial portion of the value of the advances made to pay the premium as shown in this table will be repaid to the Corporation from policy proceeds.

     (9) Mr. Gromer's compensation was paid in German marks. The amounts reported for Mr. Gromer have been converted to U.S. dollars based on the average monthly conversion rate calculated using the daily conversion rates listed by Bloomberg Financial Markets Commodities News.


OPTION/SAR GRANTS IN 1997

                                                                                                       Potential Realizable Value at
                                                                                                          Assumed Annual Rates of
                                                                                                        Stock Price Appreciation for
                                                            Individual Grants                                  Option Term(3)
                            -----------------------------------------------------------------------     ----------------------------
                                                         % of
                                                         Total
                                       Number of       Options/
                                       Securities        SARs
                                       Underlying       Granted   Exercise                   Market
                                      Options/SARs        to      or Base                   Price at
                                       Granted(1)      Employees   Price     Expiration       Grant    0%      5%         10%
Name                          Date        (#)           in 1997   ($/share)   Date(2)       ($/share)  ($)     ($)        ($)
--------------------------  -------   ------------     ---------  ---------  ----------     ---------  ---     ---        ----
William J. Hudson, Jr.....   7/22/97        63,900          3.16      47.0      7/22/07         47.0    0   1,888,759   4,786,487
   Chief Executive
   Officer and President,
   and a Director

James E. Marley...........   7/22/97        51,100          2.53      47.0      7/22/07         47.0    0   1,510,416   3,827,691
   Chairman

Robert Ripp................  7/22/97        25,100          1.24      47.0      7/22/07         47.0    0     741,907   1,880,138
   Executive Vice President

Juergen W. Gromer..........  7/22/97        15,000          0.74      47.0      7/22/07         47.0    0     443,370   1,123,588
   Vice President

John E. Gurski.............  7/22/97        21,200          1.05      47.0      7/22/07         47.0    0     626,631   1,588,005
   Vice President

_____________________________

          (1) The Corporation's 1993 Long-Term Equity Incentive Plan ("1993 Plan") became effective on July 1, 1993 and is a long-term incentive compensation program that is based on stock price appreciation in the form of stock options (either incentive or non-qualified stock options) and infrequently, in the discretion of the Corporation, in the form of freestanding SARs payable in the Corporation's Common Stock or from time to time, in the Corporation's sole discretion, in cash. The 1993 Plan also provides for the award of performance-based restricted stock ("Performance Restricted Shares"). The 1993 Plan is administered by the Compensation and Management Development Committee of the Corporation's Board of Directors ("Committee"). Under the 1993 Plan, each employee designated by the Committee to participate is credited with stock options having an option price per share of Common Stock that is not less than 100% of the closing price of the Common Stock on the New York Stock Exchange Composite Tape on the award date, and/or stock bonus units (SARs) having a designated value per unit of not less than 95% of the average closing price of the Common Stock on the New York Stock Exchange Composite Tape for the 10 trading days immediately prior to the award date, and/or Performance Restricted Shares. No SAR awards were made under the 1993 Plan in 1997. Awards of Performance Restricted Shares and stock options that were made to the named executive officers in 1997 are shown in columns (f) and (g), respectively, of the Summary Compensation Table, on page 11 of this Proxy Statement.

              With respect to stock options, all options granted in 1997 to the named executive officers will vest 3 years from the date of award and will expire 7 years after vesting. They have an exercise price equal to 100% of the closing price of the Common Stock on the New York Stock Exchange on the award date. Under the authorization of the Committee, all options granted in 1997 include a term that permits their transfer to immediate family members, trusts for the exclusive benefit of such members, or partnerships in which such members are the only partners. Transferred options may not be further transferred by immediate family members except by will or by the laws of descent and distribution, and the named executive officers remain responsible for the income taxes and tax withholding requirements arising upon the exercise of transferred options.

              When SAR awards are made, bonus computations with respect to the stock bonus units are made on the 4th through 6th anniversaries of the award date for one-third of each participant's bonus units and are based on the increase in the market price of the Common Stock over the designated value, as established on the award date. The bonus typically paid in stock ("Stock Bonus") is the number of shares of Common Stock having an aggregate market value on the computation date equivalent to the one-third of the participant's bonus units multiplied by the increase in market price described above. A cash bonus ("Supplemental Cash Bonus") is also paid under the 1993 Plan in conjunction with Stock Bonuses. The Supplemental Cash Bonus is paid at the same time that payment of the Stock Bonus is made and is a percentage of the value of the Stock Bonus that is designated at the time of award and is no greater than that calculated to provide a payout sufficient to pay the anticipated United States income tax at a maximum rate for the highest taxable bracket with respect to the aggregate of the Stock Bonus and the Supplemental Cash Bonus. Supplemental Cash Bonus awards are not included in this table when stock bonus unit (SAR) awards are made in the reported year and disclosed in this table.

          (2) The expiration date for stock options under the 1993 Plan is the date determined by the Committee at the time of the award of such options. When SARs are granted in the reported year and disclosed in this table, the 6th anniversary date is designated as the "expiration date" because computations of the Stock Bonus are made on the 4th through 6th anniversaries of the award date for one-third of each participant's bonus units granted in the award.

          (3) In 1997 the named executive officers received awards under the 1993 Plan entirely in either stock options or Performance Restricted Shares awards, and therefore assumed values contained in this table relate only to the options. These values are based on assumed appreciation rates set by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the Corporation's stock price. The values are based on the difference between the exercise price and the exercise price as increased by the assumed annual appreciation rate over the 10-year term of the options, compounded annually, with said difference multiplied by the number of options granted as shown in the table.


AGGREGATED OPTION/SAR EXERCISES(1) IN 1997 AND FY-END OPTION/SAR VALUES

                                                             Number of Securities
                                                                  Underlying                              Value of Unexercised
                                Shares                   Unexercised Options/SARs on                    In-The-Money Options/SARs
                               Acquired       Value         December 31, 1997 (#)                       On December 31, 1997 ($)
                             on Exercise     Realized   -----------------------------               ------------------------------
Name                             (#)          ($)(2)    Exercisable/Unexercisable(3)                Exercisable/Unexercisable(3)(4)
----------------------------  ----------     --------   -----------------------------               ------------------------------
William J. Hudson, Jr. .....       4,861    118,880         220,000  /   218,902                        1,980,350  /  643,799
   Chief Executive Officer
   and President, and a
   Director

James E. Marley.............       2,520    115,290         157,000  /   156,600                        1,447,813  /  325,188
   Chairman

Robert Ripp.................           0          0          40,000  /    67,300                          252,500  /  137,063
   Executive Vice President

Juergen W. Gromer...........      11,103    282,606          15,600  /    64,200                           98,475  /  120,400
   Vice President

John E. Gurski..............         621     21,425          44,800  /    58,600                          402,425  /  127,925
   Vice President

____________________

   (1) Exercises shown in this table relate to stock bonus units (SARs) granted under the Corporation's Bonus Plan (Stock Plus Cash) ("Bonus Plan"), which preceded the 1993 Plan, and to both stock bonus units (SARs) and stock options awarded under the 1993 Plan.

       With respect to stock bonus units granted under the Bonus Plan and the 1993 Plan, the incentive compensa tion is based on stock price appreciation in the form of freestanding SARs payable in the Corporation's Common Stock or occasionally, in the discretion of the Corporation, in cash. Each employee designated by the Board of Directors to participate in the Bonus Plan was credited with stock bonus units having a designated value per unit of not less than 95% of the average closing price of the Common Stock on the New York Stock Exchange on the award date. Under the 1993 Plan, the stock bonus units have a designated value per unit of not less than 95% of the average closing price of the Common Stock on the New York Stock Exchange Composite Tape for the 10 trading days immediately prior to the award date. The 1993 Plan is more fully described in footnote 1 to the table entitled "Options/SAR Grants in 1997" on pages 13-14 of this Proxy Statement.

       Bonus computations are made on the 4th through 6th anniversaries of the award date for one-third of each participant's stock bonus units. Bonus computations for stock bonus units granted under the Bonus Plan are made using the greater of the increase in the market price of the Common Stock
       (a) over the designated value, as established on the award date, or (b) over an adjusted designated value. The adjusted designated value is 95% of an amount determined by discounting the market price of the Common Stock on the computation date by a percentage (not to exceed 7.5% per year) equal to one-half of the Corporation's compound average annual growth rate in earnings per share during the period between the award date and the computation date. Bonus computations for stock bonus units granted under the 1993 Plan are made by simply using the increase in the market price of the Common Stock over the designated value as established on the award date. The bonus typically paid in stock under either plan ("Stock Bonus") is the number of shares of the Common Stock having an aggregate market value on the computation date equivalent to the amount computed as described above.

       A cash bonus is also paid under both the Bonus Plan and the 1993 Plan. For awards under the Bonus Plan that were made between January 27, 1988 and June 30, 1993, the cash bonus is an amount sufficient to pay the anticipated United States income tax with respect to both the Bonus Plan Stock Bonus and the cash bonus as determined at the time of the distribution of the bonuses, not to exceed an amount that is 50% of the value of the Bonus Plan Stock Bonus. The cash bonus under the 1993 Plan is described in footnote 1 of the table entitled "Options/SAR Grants in 1997" on pages 13-14 of this Proxy Statement. The amounts of the cash bonus paid in 1997 based on distributions made in that year under these plans are included in column (e), "Other Annual Compensation", of the Summary Compensation Table on page 11 of this Proxy Statement.

       In view of the foregoing, "exercises" for purposes of this table are deemed to be the Stock Bonus computations that are made on the 4th through 6th anniversaries of the award date for one-third of each participant's stock bonus units granted in an award under the Corporation's Bonus Plan and 1993 Plan, together with stock options under the 1993 Plan that were exercised during 1997. The stock options awarded under the 1993 Plan are described in footnote 1 of the table entitled "Options/SAR Grants in 1997" on pages 13-14 of this Proxy Statement.

   (2) "Valued Realized" includes the amount of appreciation realized upon exercise of stock options under the 1993 Plan, together with the Stock Bonus paid under the Bonus Plan and the 1993 Plan based on stock price appreciation. The figures reported in this column do not include the cash bonus as described in footnote 1 above.

   (3) The stock bonus units (SARs) awarded under the Bonus Plan and the 1993 Plan are not exercised by the participants, but are paid based on bonus computations made on the 4th through 6th anniversaries of the award date for one-third of each participant's stock bonus units.

   (4) These values relate only to stock options granted under the 1993 Plan and the Stock Bonus described in footnote 1 above under both the Bonus Plan and the 1993 Plan. A cash bonus under the Bonus Plan and the 1993 Plan is also paid as previously described, but is not included in the values disclosed in this column. With respect to Stock Bonuses under the Bonus Plan, these values also have been calculated based on the designated values for the respective awards and without regard to adjusted designated values, as those terms are defined under the Bonus Plan and described in footnote 1 above.

RETIREMENT BENEFITS

   The Corporation maintains a pension plan ("Pension Plan") for its employees that is designed and administered to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). The Pension Plan has been noncontributory since January 1, 1991. Prior to January 1, 1994 the Pension Plan was a career average defined benefit plan under which, for each year of covered service with the Corporation, an employee accrued a benefit equal to 1.67% of his or her current base earnings. The Pension Plan also included an alternative formula that updated pension benefits for prior service based on most-recent 3 years average base earnings rates. An employee received the greater of the benefit the employee had otherwise earned under the Pension Plan or the benefit calculated under the alternative formula based on most-recent average base earnings and years of credited service.

   Effective as of January 1, 1994 the Corporation amended the Pension Plan to provide benefits based on final average base earnings and total years of credited service at retirement. The final average base earnings is determined based on the average of the year-end annual earnings rates for the 3 years that represent the employee's highest 3 years average during such employee's last 10 years of service. The benefit is calculated by adding (1) 1.0% of such final average base earnings, up to the then-current Social Security covered compensation level ($31,128 in 1998), multiplied by the employee's credited years of past service (not to exceed 35 years), (2) 1.5% of such final average base earnings in excess of the Social Security covered compensation level, multiplied by the employee's credited years of past service (not to exceed 35 years), and (3) 1.2% of such final average base earnings, multiplied by the number of employee's credited years of past service in excess of 35 years. Credited years of past service are counted back to age 21 and one year of service for participants who joined the Pension Plan when first eligible, otherwise back to the date of actual enrollment in the Pension Plan. Employees who were age 60 or older as of January 1, 1994 will receive the higher of the benefit under the prior career average defined benefit approach or the benefit under the new final average base earnings method.

   Earnings used to calculate benefits under the Pension Plan are restricted to
(a) annual base salary, including amounts deferred under the Corporation's Employee Savings and Thrift Plan, amounts applied to the employee portion of the welfare benefit plan premiums pursuant to a salary reduction agreement, and amounts credited to health care and dependent care flexible spending accounts pursuant to a salary reduction agreement and (b) for individuals paid on a commission basis, annual base salary (as described above) plus commissions, but commissions are included only to the extent that the sum of the annual base salary and commissions does not exceed a designated amount. Normal Retirement Date under the Pension Plan is defined as age 65, but there is no actuarial reduction of a participant's pension for early retirement between the ages of 60 and 65.


   The Pension Plan also provides for a special pension benefit formula that would be used to recalculate benefits in the event of a change in control of the Corporation. The special formula, which the Corporation plans to review and modify from time to time as the funding status of the Pension Plan warrants, is intended to ensure that excess Pension Plan assets at the time of a change in control are used to provide increased retirement benefits for covered employees. The special formula is similar in design to the final average earnings formula described above under the amended Pension Plan, with the 1%, 1.5% and 1.2% factors replaced by 1.25%, 1.75%, and 1.67%, respectively.

   In accordance with Code requirements, the Pension Plan limits the maximum amount of annual compensation that may be taken into account under the Pension Plan ($160,000 in 1998) and the maximum annual employer provided benefit that can be paid under the Pension Plan ($130,000 in 1998). The Corporation maintains a supplemental employee retirement program ("SERP") pursuant to which certain employees whose retirement benefits otherwise payable under the Pension Plan are limited by these Code restrictions will receive payment of a supplemental pension from non-Pension Plan sources. The total benefit payable under both the Pension Plan and the SERP is calculated without regard to the Code limitations applicable to the Pension Plan using the same pension formula(s) applicable under the Pension Plan and using a 3 years average of both base earnings and annual cash bonus (whether paid or deferred). The total benefit thus calculated, reduced by the restricted benefit actually payable from the Pension Plan, is the benefit payable from the SERP.

   The following table shows the combined annual retirement benefit payable to the Corporation's executive officers named in the Summary Compensation Table, except Mr. Gromer, under both the Pension Plan and the SERP, as amended effective January 1, 1994, upon normal retirement, based on the indicted amount of final average remuneration and number of credited years of service./(1)/ Mr. Gromer's annual retirement benefit is calculated under the terms of a retirement plan maintained by AMP Deutschland that is similar in design to the U.S. Pension Plan described above. As of January 1, 1998, Mr. Gromer's accrued annual retirement benefit payable upon normal retirement (age 65) under the AMP Deutschland plan was $271,118, based upon the average monthly conversion rate for January 1998, calculated as described in footnote 9 to the Summary Compensation table on page 13 of this Proxy Statement.

                        PENSION PLAN TABLE(4)

                                       YEARS OF SERVICE(3)

REMUNERATION(2)            15       20       25       30       35       40

       $  400,000        87,665  116,887  146,109  175,331  204,553  228,553

          450,000        98,915  131,887  164,859  197,831  230,803  257,803

          500,000       110,165  146,887  183,609  220,331  257,053  287,053

          550,000       121,415  161,887  202,359  242,831  283,303  316,303

          600,000       132,665  176,887  221,109  265,331  309,553  345,553

          650,000       143,915  191,887  239,859  287,831  335,803  374,803

          700,000       155,165  206,887  258,609  310,331  362,053  404,053

          750,000       166,415  221,887  277,359  332,831  388,303  433,303

          800,000       177,665  236,887  296,109  355,331  414,553  462,553

          850,000       188,915  251,887  314,859  377,831  440,803  491,803

          900,000       200,165  266,887  333,609  400,331  467,053  521,053

          950,000       211,415  281,887  352,359  422,831  493,303  550,303

        1,000,000       222,665  296,887  371,109  445,331  519,553  579,553

        1,050,000       233,915  311,887  389,859  467,831  545,803  608,803

        1,100,000       245,165  326,887  408,609  490,331  572,053  638,053

        1,150,000       256,415  341,887  427,359  512,831  598,303  667,303

        1,200,000       267,665  356,887  446,109  535,331  624,553  696,553

        1,250,000       278,915  371,887  464,859  557,831  650,803  725,803

        1,300,000       290,165  386,887  483,609  580,331  677,053  755,053

        1,350,000       301,415  401,887  502,359  602,831  703,303  784,303

        1,400,000       312,665  416,887  521,109  625,331  729,553  813,553

        1,450,000       323,915  431,887  539,859  647,831  755,803  842,803

        1,500,000       335,165  446,887  558,609  670,331  782,053  872,053

        1,550,000       346,415  461,887  577,359  692,831  808,303  901,303

        1,600,000       357,665  476,887  596,109  715,331  834,553  930,553

        1,650,000       368,915  491,887  614,859  737,831  860,803  959,803

        1,700,000       380,165  506,887  633,609  760,331  887,053  989,053

(1) Effective in April 1997, Mr. Ripp became a participant under the newly-created AMP Incorporated Supplemental Executive Pension Plan, which was implemented to provide a competitive annual retirement benefit to executives, such as Mr. Ripp, who are first employed by the Corporation mid-to late-career. Under this plan, Mr. Ripp's annual retirement benefit at Normal Retirement Date is the greater of the combined annual retirement benefit payable under the Pension Plan and the SERP, as described above, or 30% of his highest 3 years average of base compensation and annual cash bonuses.

(2) The compensation covered by the combination of the Pension Plan and SERP includes the employee's final average earnings, as determined by the average of the 3 years that represents the employee's highest base earnings during such employee's last 10 years of service, together with the average of the employee's annual cash bonus payments also paid in such 3 years. In the case of the named executive officers other than Mr. Gromer, the annual base earnings considered in such a determination includes the amount of salary and bonus shown in columns (c) and (d) of the Summary Compensation Table on page 11 of this Proxy Statement.

(3) The current estimated credited years of service for the named executive officers, except J. Gromer, discussed above, are as follows: W. J. Hudson, Jr. - 32 years; J. E. Marley - 33.5 years; R. Ripp - 3.3 years and J. Gurski - 24.5 years. The estimated credited years of service for the named executive officers, except J. Gromer, discussed above, at the Normal Retirement Date are as follows: W. J. Hudson, Jr. - 33.42 years; J. E. Marley - 36.08 years; R. Ripp - 11.92 years and J. Gurski - 32.5 years.

(4) The retirement benefit shown in the Pension Plan Table is a straight life annuity amount and is not subject to any reduction for Social Security or other offset amounts. However, as required by law, the form of payment for married employees under the Pension Plan is a 50% joint and survivor annuity, which is typically less than the straight life annuity amount.


SECURITY OWNERSHIP OF EXECUTIVE OFFICERS

          In order to further align the interests of the Corporation's executives with increasing the long-term value of the Corporation, in January 1995 the Corporation implemented Stock Ownership Guidelines for Senior Management ("Stock Guidelines"). The Stock Guidelines apply to approximately 130 executives presently participating in the Stock Option or SAR segment of the 1993 Long-Term Equity Incentive Plan. Affected executives are encouraged to directly own a minimum number of real or phantom shares of stock, the value of which is expressed as a multiple of the executive's annualized base salary. The multiplier ranges from 4 times salary for the Chairman and the CEO and President, to .5 times base salary for executives in less senior management positions. Executives are expected to comply with the Stock Guidelines within a 5-year period.

          The AMP equity security ownership as of March 3, 1998 by the named executive officers and the executive officers of the Corporation on that date is as follows:

                                                     Amounts and
                                                       Nature            Beneficial    Amount of   Total Beneficial
                                                    of Beneficial        Ownership      Phantom       and Phantom
                         Name and Address             Ownership         as a Percent   Ownership       Ownership
  Title of Class        of Beneficial Owner           (shares)            of Class      (shares)       (shares)

Common Stock......   William J. Hudson, Jr.        359,885 (1)(2)(4)     less than 1     35,040         394,925
                     Harrisburg, Pennsylvania

Common Stock......   James E. Marley               270,062 (2)(4)        less than 1     25,737         295,799
                     Harrisburg, Pennsylvania

Common Stock......   Robert Ripp                   101,028 (4)           less than 1      6,024         107,052
                     Harrisburg, Pennsylvania

Common Stock......   Juergen W. Gromer              39,942 (4)           less than 1        158          40,100
                     Langen, Germany

Common Stock......   John E. Gurski                 84,073 (4)           less than 1     12,129          96,202
                     Harrisburg, Pennsylvania

Common Stock......   all Executive Officers         2,896,211 (1)(2)(4)     1.31        142,215       3,038,426
                     (18 persons)
                     and Directors as a Group
---------------------------------------------------------------------------------------------------------------

_______________

(1) Three executive officers have the right to acquire an undeterminable number of shares under the Corporation's Bonus Plan (Stock Plus Cash) within 60 days after March 3, 1998.

(2) A portion of the shares reported for 17 executive officers are held in the Corporation's Employee Savings and Thrift Plan. Through further contributions to this plan, all 17 executive officers may acquire an undeterminable number of additional shares within 60 days after March 3, 1998.

(3) Numbers in this column include phantom shares credited to executive officers under a deferred compensation plan and/or in association with dividend reinvestment of Performance Restricted Shares issued to designated officers. Pursuant to the deferred compensation plan, designated executive officers may defer receipt of up to 50% of their annual base salary and all officers of the Corporation may defer receipt of all or a portion of their annual cash bonus. Deferred compensation may be allocated to a phantom AMP Common Stock account, as described in footnote 1 to the Summary Compensation Table on page 11 of this Proxy Statement. Dividends earned on Performance Restricted Shares are credited to the executive officer's account and are deemed to be invested in phantom shares of Common Stock. These phantom shares vest only when, and to the extent the associated Performance Restricted Shares vest, as described in footnote 3 to the Summary Compensation Table on page 12 of this Proxy Statement.

(4) In addition, a total of 8,782 shares are held by immediate family members of four executive officers, either directly or in a custodial account over which the executive officer has voting and dispositive powers; the executive officers disclaim beneficial ownership. Additionally, a director has a 2% residual beneficial interest, but no voting or dispositive powers in a trust that holders 7,392 shares of Common Stock of the Corporation. Of the beneficial ownership reported in this number, 15,791 and 122,192 shares are held by a director in two limited partnerships over which he shares voting and dispositive powers, and another director holds 1,400 shares in a family trust of which he is co-trustee with his wife and shares voting and dispositive powers. Also, nine directors hold a total of 64,000 options, some of which are exercisable within 60 days after March 3, 1998 and are reported in this number, and eighteen executive officers hold a total of 1,606,145 options, some of which are exercisable within 60 days after March 3, 1998 and are reported in this number, and 44,304 Stock Bonus Units, some of which will convert within 60 days after March 3, 1998 and are reported in this number. Of the total number of options held by executive officers and described above, 419,500 are held by Mr. Hudson, of which 61,800 have been transferred to a family limited partnership.

             THE COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE
                        REPORT ON EXECUTIVE COMPENSATION

          The Compensation and Management Development Committee of the Board of Directors, among other responsibilities, has responsibility for the Corporation's executive compensation program. The Committee, which is composed entirely of outside directors, is chaired by Mr. Ralph D. DeNunzio, President, Harbor Point Associates, Inc. The other Committee members are Mr. Dexter F. Baker, Retired Chairman and CEO, Air Products and Chemicals, Inc.; Mr. John C. Morley, President of Evergreen Ventures, Ltd. and Retired President and CEO, Reliance Electric Company; and Mr. Paul G. Schloemer, Retired President and CEO, Parker Hannifin Corporation.

          Included within the Committee's executive compensation oversight charter are the review and approval of salary levels and salary increases for executive officers, annual Management Incentive Plan cash bonus awards for officers and other key executives, performance restricted stock and stock option awards under the 1993 Long-Term Equity Incentive Plan, and any special benefit programs affecting officers and key executives such as supplemental retirement plans, deferred compensation plans, change of control agreements and other plans. The Committee in appropriate cases makes recommendations to the Board of Directors on matters involving executive compensation.

          The overriding objectives of the Corporation's executive compensation program are to attract and retain qualified executive leadership and to reward performance that creates shareholder value. In furtherance of these objectives, the Corporation's executive compensation philosophy is (1) to deliver base salary compensation that is kept competitive with the executive's counterparts in the electrical/electronics industry and industry in general and
(2) to provide short-, intermediate-, and long-term incentive compensation plans that supplement base salary and that correlate to the growth, success and profitability of the Corporation. As explained below in greater detail, these at-risk, performance-based incentive compensation plans directly align the interests of the Corporation's executives with its shareholders and form a significant portion of the total compensation opportunity for all officers and key executives.

          The Corporation annually reviews for the Committee's consideration compensation surveys and other published compensation data covering comparably-sized companies in both the electrical/electronics industry and industry in general to assess whether its executive base salary ranges and total compensation opportunities remain competitive. Where they do not remain competitive, appropriate adjustments are made. In this process of comparing the Corporation's executive compensation levels and practices against those of other companies, the compensation levels and practices at the companies comprising the New Peer Group Index in the Performance Graph on pages 20-22 of this Proxy Statement are periodically reviewed separately, but due to the small sample size the New Peer Group data alone is not used as the primary comparative benchmark. Rather, the comparative data relied upon by the Committee is drawn from broader surveys of comparably-sized companies in the electrical/electronic industry and industry in general, which surveys include 7 of the 13 new Peer Group companies.

          The salaries, and any periodic increases thereof, of the Chairman and the CEO are determined by the Board of Directors of the Corporation based on recommendations made by the Committee. These officers in turn recommend the salary adjustments for the other executive officers, with the review and oversight of the Committee. The level of base salary compensation for officers and key executives is determined by both their scope of responsibility and the competitive salary ranges established by the survey process described above. Periodic increases in base salary are dependent on the individual's performance in his or her position for a given period, on the individual's competency, skill and experience, and on the growth of salary levels both inside and outside the Corporation.

          The AMP Management Incentive Plan provides opportunity for annual cash bonuses based on two or more of the following weighted performance components:
(1) overall corporate performance for a given year, adjusted to net out extraordinary, non-recurring gains or losses and then compared against corporate performance targets for the year (this component is weighted 80% for named executive officer participants such as the CEO with corporate-wide responsibilities and 60% for those named executive officers with specific unit responsibilities); (2) operating unit performance for a given year measured against operating unit income and AMP value added (AVA) targets for the year (this component is weighted 20% for named executive officer participants with specific operating unit responsibilities); and (3) individual performance for a given year measured against individual performance objectives for such year (this component is weighted 20% for all named executive officer participants). For the named executive officers, the corporate performance component of the Management Incentive Plan annual cash bonus is based on attainment of an earnings per share (EPS) target. The Committee sets the EPS target for the year at the start of each year, with the review of the Board of Directors, and also sets the individual performance objectives of the chairman and the CEO. In addition to setting the EPS target, the Committee assigns to each participant under the Management Incentive Plan minimum, target and maximum bonus percentages, which vary from participant to participant to reflect competitive practice and the scope of the participant's responsibility. Actual corporate and unit performance between 90% and 120% of the target performance levels results in a bonus calculation that ranges between the participant's assigned minimum and maximum bonus percentages. The EPS target for 1997 was set for $2.25, which target performance was to be exclusive of any EPS impact resultant from planned 1997 changes in accounting methods. The actual EPS performance for 1997 (adjusted for plan purposes) was $2.23. In keeping with the pay-for-performance design and intent of the Management Incentive Plan, this 1997 EPS performance resulted in a bonus being paid for 1997 under the Management Incentive Plan's corporate performance component to the named executive officers at a level that fell between their respective minimum and target bonus levels. The unit and individual performance targets for 1997 and the actual unit and individual performance results for 1997 varied widely between units and individuals.

          In granting long-term incentive awards during 1997, the Committee gave considerable weight to the annual long-term incentive award levels and practices of a diverse range of over 350 major companies that participated in the Towers Perrin survey of long-term incentive compensation practices. Of the 13 companies comprising the New Peer Group Index in the Performance Graph on pages 20-22 of this Proxy Statement, 7 were included in this Towers Perrin survey.
The Corporation's long-term incentive award levels for 1997 were generally set at between the 50th and the 75th percentile of the award levels reflected in the Towers Perrin Survey.

          Long-term incentive compensation awards in the form of performance restricted shares and stock options were made by the Committee in 1997 under the 1993 Long-Term Equity Incentive Plan. The named executive officers and the other officers who comprise the Corporation's Global Planning Committee received a 1997 long-term incentive award that was split so that approximately 50% of the value of the 1997 award was provided in the form of performance restricted shares, with the balance provided in the form of stock options. All other recipients of a 1997 long-term incentive award received 100% of the award in the form of stock options.

          The performance restricted shares granted in 1997 will be forfeited at the end of 1999 if the Corporation fails to attain for the three-year period from January 1, 1997 through December 31, 1999 a minimum average annual level of return on equity ("ROE") that was set by the Committee at the beginning of 1997. For this purpose, the Corporation's annual ROE result for each of the three years will be separately determined, totaled, and divided by three to determine the average annual ROE. If the average annual ROE over the three-year period is at least equal to this minimum level, then the extent to which the performance restricted shares granted in 1997 will become vested at the end of 1999 will be determined by the Corporation's average annual earnings growth rate over the same three-year period. A target level of average annual earnings growth over the three-year period was set by the Committee at the beginning of 1997, and average annual earnings growth between 0% and this target level will result in vesting of the performance restricted shares that ranges proportionately from 0% to 100%. The Committee also set a super-target level of average annual earnings growth at the beginning of 1997, and average annual earnings growth between the target level and the super-target level will result in vesting of the performance restricted shares that ranges proportionately from 100% to 200%. Performance restricted shares that are forfeited at the end of 1999 either because of the Corporation's failure to attain the minimum average annual ROE level or to attain the target level of average annual earnings growth will be canceled and revert to the Corporation.

          In general, the stock options granted in 1997 vest on the third anniversary of the grant date, are exercisable thereafter until the tenth anniversary of the award date, and have an exercise price equal to the award date fair market value of a share of the Corporation's Common Stock.

          In 1995, with the review and approval of the Committee, the Corporation implemented formal share ownership guidelines applicable to its key executives. By the end of a phase-in period, the guidelines require that the Chairman and the CEO each own real or phantom shares of Corporation Common Stock with a value of at least four times annual base salary. The guideline applicable to the other named executive officers is ownership of shares with a value of at least three times annual base salary. The primary intent of these guidelines is to significantly increase the extent to which the personal wealth of the Corporation's executives is directly linked to the performance of the Corporation's Common Stock, thereby materially expanding the community of interest between the executives and the Corporation's shareholders.

          Section 162(m) of the Internal Revenue Code imposes a $1,000,000 per year per named executive officer limitation on the amount of non-performance based compensation that can be paid and deducted by the Corporation. The Corporation's policy with respect to this limitation is to maximize the deductibility of all compensation paid to each named executive officer by (1) delivering compensation to named executive officers that to a substantial extent meets the Code Section 162(m) definition of performance-based compensation and
(2) affording the named executive officers the opportunity to defer receipt of compensation to years after their retirement. In furtherance of this policy, the Corporation's Management Incentive Plan, under which the named executive officers have an opportunity to earn an annual cash bonus, and the 1993 Long-Term Equity Incentive Plan, under which the named executive officers receive long-term incentive compensation awards, have been designed and are administered so that all or a significant portion of the compensation received pursuant to such plans will qualify as performance-based compensation within the meaning of
Section 162(m). In addition, the Corporation has implemented a Deferred Compensation Plan under which the named executive officers may defer receipt of up to 50% of annual base salary and up to 100% of annual cash bonus amounts.
All compensation paid to the named executive officers in 1997 was deductible and it is anticipated that all compensation to be paid to named executive officers in 1998 will be deductible.

          1997 CEO COMPENSATION

          Mr. Hudson's base salary rate per annum for 1997 remained at the same level that was in effect for 1996, $810,000. In deciding not to adjust Mr. Hudson's salary for 1997, the Committee considered primarily the Corporation's disappointing growth and performance in 1996.

          Mr. Hudson's assigned minium, target, and maximum annual cash bonus percentages under the Management Incentive Plan for 1997 were 10%, 65% and 100%, respectively. Accordingly, Mr. Hudson had the potential to earn an annual bonus of up to 100% of base annual salary if the Corporation were to attain 120% or more of the $2.25 EPS target and Mr. Hudson were to fully accomplish his individual performance targets. Based on the Corporation's adjusted EPS performance for 1997 and the Committee's assessment of Mr. Hudson's individual performance, Mr. Hudson's aggregate bonus under the Plan for 1997 was 66% of his base salary, or $534,600.


          On July 22, 1997 Mr. Hudson was awarded 63,900 stock options (2,100 incentive stock options and 61,800 non-qualified stock options) under the 1993 Long-Term Equity Incentive Plan, all with an exercise price of $47.00. These options will first be exercisable July 22, 2000 and remain exercisable to July 22, 2007. On the same date, Mr. Hudson was also awarded

39,600 performance restricted shares of Common Stock of the Corporation under the 1993 Long-Term Equity Incentive Plan. These shares will either vest or be forfeited at the end of 1999 based on the Corporation's performance in 1997, 1998 and 1999 with respect to average annual return on equity and average annual earnings growth targets that were set by the Committee. In making these long-term incentive awards, the Committee's intent was to continue a practice begun in 1993, when the Corporation's first stock option plan became effective, of increasing the proportion of stock-based compensation in the total compensation package of the Corporation's senior executive officers, particularly the CEO, thereby further increasing the executives' community of interest with the Corporation's shareholders. The aggregate long-term incentive award levels set for Mr. Hudson in 1997 were at approximately the 60/th/ percentile of comparable long-term incentive award recipients reflected in Towers Perrin survey data relied upon by the Committee. Since the 1993 inception of the Long-Term Equity Incentive Plan, Mr. Hudson has been granted a total of 425,500 stock options and 111,500 performance restricted shares of Common Stock of the Corporation.

          As of the end of 1997, a portion of the initial performance restricted share grant made to Mr. Hudson in 1995 under the 1993 Long-Term Equity Incentive Plan was vested based on the Corporation's performance over the three-year period of 1995, 1996 and 1997. The Corporation's average annual ROE over the three-year period, adjusted for Plan purposes, exceeded the minimum threshold that had been set by the Committee in 1995, and the Corporation's average earnings growth rate over the three-year period, as defined for Plan purposes, of 8.42% resulted in Mr. Hudson becoming vested in 56.13%, or 14,033, of the 25,000 performance restricted shares (plus 56.13%, or 869, of the related dividend reinvestment shares) that had been granted to him in 1995. The unvested 10,967 share balance of the 25,000 share grant (along with the 679 share balance of the related dividend reinvestment shares) was forfeited back to the Corporation.

          In April 1992, Mr. Hudson had been awarded 12,200 stock bonus units under the Corporation's former Stock Plus Cash Bonus Plan, with a designated value of $27.88 and an unspecified cash bonus percentage (not in excess of 50%) to cover United States taxes on the payout, and in April 1993, Mr. Hudson had been awarded 20,000 stock bonus units under the Corporation's former Stock Plus Cash Bonus Plan, with a designated value of $28.50 and an unspecified cash bonus percentage (not in excess of 50%) to cover United States taxes on the payout.
In April 1997, when the fair market value of a share of the Corporation's Common Stock had increased to $34.50, 4,066 of the 12,200 1992 stock bonus units and 6,666 of the 20,000 1993 stock bonus units matured, resulting in a stock bonus payment to Mr. Hudson of 2,061 shares of Common Stock of the Corporation and a cash payment of $35,608. In making these payout calculations, the award date designated value of $28.50 per stock bonus unit was used to determine the spread applicable to the maturing April 1993 stock bonus units in lieu of the alternative designated value defined under the Plan, but the alternative designated value defined under the Plan of $26.84 was used to determine the spread applicable to the maturing April 1992 stock bonus units in lieu of the April 1992 award date designated value of $27.88. The Plan's alternative designated value, which is based on earnings per share growth between the award date and the maturity date, is used in payout calculations whenever it would result in a greater stock bonus payout than would the award date designated value. (For an explanation of the alternative designated value, see footnote 1 to the Aggregated Option/SAR Exercises in 1997 and FY-End Option/SAR Values Table, pages 15-16).

   The Compensation and Management Development Committee:

   Dexter F. Baker         Ralph D. DeNunzio, Chairman

   John C. Morley          Paul G. Schloemer


TERMINATION OF EMPLOYMENT AND
CHANGE OF CONTROL ARRANGEMENTS

          The Corporation has entered into agreements with the named executive officers to assure their unbiased counsel and continued dedication in the event of an unsolicited tender offer or other occurrence that may result in a change of control. The terms of the agreements provide that, in the event of a change of control, as previously defined on pages 8-9 of this Proxy Statement, and the termination of the executive's employment at any time during the 2-year period thereafter, the executive will be paid a lump sum equal to a multiplier of 2 or 3 times the sum of his highest salary rate in effect during the 12 months prior to termination of employment and his highest annual bonus paid during the prior 3-year period, together with payment of an amount necessary to pay any excise tax, and any taxes thereon, due on the lump sum or other payment.

          Additionally, upon a change of control: (i) all awards that the executive has received under any bonus plans he is participating in will be immediately vested and either paid or exercisable, as appropriate; (ii) the executive will be paid in cash installments per the terms of the applicable contract for all restricted stock, if any, issued by contract; (iii) he will be vested in deferred compensation matching amounts; and (iv) he will receive continuation of any existing split dollar life insurance policy until the latter of the policy anniversary date following the executive's 65/th/ birthday or the 15/th/ anniversary of the policy. Upon a change of control and termination of the executive's employment within 2 years thereafter, the executive also shall be vested in all pension benefits based on the highest annual salary rate in effect during the 12 months prior to termination of employment with respect to the pension plan and, with respect to the pension restoration plan, the amount of compensation on which the lump sum severance payment described above is calculated, plus an additional accrual for 2 or 3 years; shall receive the conversion of the executive's group term life insurance policy, if any, to a fully paid permanent life insurance policy remaining in effect for 2 or 3 years at the Corporation's cost; and shall receive continuation of health, dental, and disability benefits until the latter of 2 or 3 years, attainment of the age or other condition at which the benefits discontinue according to the terms of the related plan, reduced to the extent of comparable benefits provided by a new employer without cost.

                    PROPOSAL FOR SHAREHOLDER APPROVAL OF THE
                                AMP INCORPORATED
                       1998 EMPLOYEE STOCK PURCHASE PLAN

          INTRODUCTION

          On October 22, 1997 the Board of Directors unanimously approved the Corporation's 1998 Employee Stock Purchase Plan (the "ESPP"), subject to the approval of the shareholders at the 1998 Annual Meeting. If approved by the shareholders, the ESPP would become effective July 1, 1998 and assist eligible employees of the Corporation and certain subsidiaries of the Corporation in the purchase of the common stock of the Corporation (the "Common Stock"). Through this acquisition of an increased proprietary interest in the Corporation, participating employees will have an additional incentive to share in the growth and prosperity of the Corporation. The Board of Directors believes that employee participation in ownership of the Corporation is to the combined benefit of the employee, the Corporation, its subsidiaries and the Corporation's shareholders. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code").

          MATERIAL FEATURES OF THE ESPP

          Beginning July 1, 1998, eligible employees (as defined below) would have the right (an "Option") to purchase shares of Common Stock under the ESPP at discounted prices through automatic payroll deductions. An eligible employee electing to participate in the ESPP may authorize payroll deductions at the rate of any whole percentage of the employee's base cash compensation, not to exceed 25% of such compensation or such lesser percentage as designated by the committee appointed to administer the ESPP, as described below (the "Committee"). All payroll deductions will be held by the Corporation and commingled with its other corporate funds, but shall be credited to an individual stock purchase account that will be established for each participating employee. No interest will be paid on the amounts credited to such accounts pending investment, except where required by local law. The purchase of Common Stock under the ESPP may only be made through payroll deductions, and additional payments to the individual accounts will not be accepted.

          Unless a different purchase period is determined by the Committee, Options to purchase shares of Common Stock under the ESPP will be automatically exercised for each participant on the last business day of each calendar quarter, that is, March 31, June 30, September 30 and December 31. All amounts accumulated in a participant's individual stock purchase account as of those dates will be used to purchase the number of shares of Common Stock (including fractional shares) that can be acquired at an option price that is the lower of:
(i) the fair market value of the Common Stock on the first business day of the applicable calendar quarter, or such other purchase period as may be determined by the Committee, less a percentage discount as established by the Committee, but in no event more than 15% (the "Designated Discount"), or (ii) the fair market value on the last business day of each calendar quarter, or such other purchase period as may be determined by the Committee, less the applicable Designated Discount.

However, the Committee may determine at any time in advance of a purchase period that the option price shall be the price described in (ii) above. For purposes of the ESPP, the "fair market value" is the closing price of shares of Common Stock on the New York Stock Exchange on the trading day that precedes the relevant date of valuation.

          In accordance with Section 423(b)(8) of the Code, no participant may purchase Common Stock in connection with any Option under the Plan at a rate that exceeds a total of $25,000 in fair market value of Common Stock (based on the fair market value of the Common Stock at the time each Option is granted) for all Options outstanding at any time during each calendar year. If a participant's payroll deductions during a purchase period exceed the purchase price for this maximum number of shares of Common Stock that may be purchased under an Option outstanding in any calendar year, the excess shall be retained in the participant's stock purchase account and applied to the next purchase period.

          If the total number of shares of Common Stock that would otherwise be issued on the last business day of a calendar quarter or other purchase period designated by the Committee, based on the fair market value of a share of Common Stock on that date, exceeds the maximum number of shares offered on the first business day of such purchase period, based on the fair market value of a share of Common Stock on that date, then the number of shares that may be purchased under Options granted for that purchase period shall be reduced on a pro rata basis in as nearly a uniform manner as shall be practicable and equitable. Payroll deductions shall also be reduced or refunded as appropriate.

          The Corporation will deliver to each participant a record of the number of shares of Common Stock purchased under the ESPP at the end of each calendar quarter or other purchase period designated by the Committee, together with a statement of the balance of any amount of payroll deductions remaining in the participant's stock purchase account. Shares of Common Stock issued pursuant to the ESPP shall be fully paid and non-assessable, but will be subject to such delivery requirements, holding periods or other restrictions as the Committee may establish from time to time. Once such shares have been purchased on behalf of and delivered to the participant, the participant shall have voting, dividend and all other shareholder rights with respect to those shares.

          A participant may increase or decrease his or her rate of payroll deductions only effective on the first day of the applicable calendar quarter or other designated purchase period. A participant may, however, discontinue participation in the ESPP at any time during a purchase period, in which case his or her payroll deductions accumulated prior to the end of participation will remain in the ESPP for the purchase of shares of Common Stock at the end of said purchase period. Upon such cessation of participation, the employee also will be subject to any restrictions or waiting periods that the Committee may establish for future resumption or discontinuation of payroll deductions. In the event of a participant's retirement, death or other termination of employment for any reason, all accumulated amounts credited to such participant's share purchase account shall be paid to the participant or the participant's estate without interest (except where required by local law) and his or her participation in the ESPP shall terminate.

          The ESPP authorizes the grant of options not governed by Section 423 of the Code if approved by the Committee. It is anticipated that this provision will be invoked in connection with employees of affiliates in the United Kingdom, who in the aggregate constitute 4% of the Corporation's eligible employees globally and who will likely be offered participation in a Save-As-You-Earn arrangement qualifying for favorable tax treatment in the United Kingdom. If so authorized, these United Kingdom participants only will be offered the opportunity to purchase shares at no more than 20% discount by entering into three-year or longer contracts with a financial institution that will hold the employees' payroll deductions pending purchase of the shares. Under the provisions of a Save-As-You-Earn arrangement, the purchase price for the Options will be determined at the beginning of the contract period and participants will not be given the choice of designating a purchase price at the end of the period. Participants also will bear the risk of currency fluctuations during the contract period.

          The Corporation will bear all administrative expenses of the ESPP.

          TERM OF THE PLAN

          Upon approval by the shareholders, the ESPP will become effective July 1, 1998 and continue until June 30, 2008 unless previously terminated by the Board of Directors of the Corporation.

          SHARES RESERVED FOR THE PLAN

          The ESPP authorizes up to 3,000,000 shares of Common Stock to be purchased under the plan during its term. The Board of Directors may proportionately adjust this number of authorized shares, as well as the price per share of Common Stock covered by each outstanding Option, the number of shares to be purchased pursuant to such Options and the maximum number of shares subject to any individual Option outstanding in a calendar year, as applicable, in the event of any change in the outstanding Common Stock of the Corporation due to one or more reorganizations, recapitalizations, spin-offs, split-ups, rights offerings or reductions of shares. Shares covered by an outstanding Option that is not exercised in whole or in part or is settled in cash shall, to the extent such shares are not issued, be available for future grants under the ESPP. Shares of Common Stock issued under the ESPP will be either treasury shares or authorized and unissued shares. Each share of Common Stock purchased pursuant to the ESPP will be accompanied by a share purchase right issued under the Corporation's Rights Agreement dated as of October 25, 1989, as amended.

          ELIGIBILITY

          Any employee is eligible to participate in the ESPP if he or she is regularly employed on a full-time basis by the Corporation or by any subsidiary or affiliate of the Corporation designated by the Board of Directors as covered by the ESPP. Participation in the ESPP is subject to such administrative rules governing waiting periods after commencement of employment as may be established from time to time by the Committee. The Committee also may establish criteria and procedures governing the eligibility of part-time employees to participate in the ESPP. No employee holding 5% or more of the Corporation's outstanding shares of Common Stock may participate in the plan and the Board of Directors, in its discretion, may also determine that highly compensated employees shall be ineligible. Approximately 42,500 employees worldwide would have been eligible to participate in the ESPP as of March 3, 1998. This estimate of eligible employees excluded employees working in countries with laws that prohibit or materially restrict participation in this plan.

          ADMINISTRATION OF THE PLAN

          The Board of Directors of the Corporation will designate a Committee of two or more members to administer the ESPP. Initially this Committee will consist of the Chairman, the Chief Executive Officer and the Chief Financial Officer of the Corporation, but the Board may change the members of the Committee at any time. The Committee has the full power in its discretion to promulgate rules for the proper administration of the ESPP, to interpret the provisions of the ESPP, to make factual determinations relevant to ESPP entitlements and to take all action that it deems necessary or advisable for the administration of the ESPP, consistent with the terms of the ESPP. The Committee may adopt rules relating to the operation and administration of the ESPP to accommodate the specific requirements of local laws and procedures in jurisdictions outside the United States. Decisions by the Committee are, in all respects, final and binding on participants under the plan. The Committee may delegate to one or more individuals the day-to-day administration of the ESPP. No member of the Board of Directors or the Committee shall be liable for any action in connection with the administration of the ESPP if such action is taken in good faith.

          AMENDMENT AND TERMINATION OF THE PLAN

          The Board of Directors has the right to terminate or suspend the ESPP at any time and for any reason, or to amend it in any respect; provided, however, that in the absence of shareholder approval, the Board may not amend the ESPP in a manner that: (i) materially increases the number of shares subject to the ESPP other than by reason of an adjustment under the circumstances described in "Shares Reserved for the Plan" above; (ii) materially modifies the eligibility requirements for participation in the ESPP, except as provided for under the terms of the plan; (iii) materially increases the benefits under the ESPP; (iv) reduces the share purchase price other than by reason of an adjustment under the circumstances described in "Shares Reserved for the Plan" above; or (v) extends the duration of the ESPP beyond June 30, 2008.

          NEW PLAN BENEFITS

          The number of eligible employees that will elect to participate in the ESPP and the extent of their participation cannot be determined either in the future or based on the last completed calendar year as if the ESPP had been in effect. Accordingly, it is not possible to determine with certainty the number of shares of Common Stock or their dollar value that will be distributed under the plan.

          The Corporation anticipates, however, that an average of approximately 300,000 shares of Common Stock will be issued annually during the 10-year term of the ESPP. Based on a per share price of $43 5/8 (the closing price for Common Stock on the New York Stock Exchange on March 3, 1998) and assuming each executive officer of the Corporation participates to the fullest extent possible, the benefits of the ESPP during 1997 would have been as follows:

               AMP INCORPORATED 1998 EMPLOYEE STOCK PURCHASE PLAN
                               NEW PLAN BENEFITS


NAME AND POSITION                          BENEFIT (U.S. $)      NUMBER OF SHARES
William J. Hudson, Jr.                               3,800                575
  Chief Executive Officer and President

James E. Marley                                      3,800                575
  Chairman

Robert Ripp                                          3,800                575
  Executive Vice President

Juergen W. Gromer                                    3,800                575
  Vice President

John E. Gurski                                       3,800                575
  Vice President

Executive Officers                                  66,800             10,200
  as a Group

Non-Executive Officer                            1,900,000            289,800
Employee Group

     NON-ASSIGNABILITY

     Prior to its settlement in the form of shares of Common Stock or cash, no Option or other right, benefit or accumulated payroll deduction under the ESPP may be voluntarily or involuntarily assigned, transferred, pledged or otherwise disposed of. Options under the ESPP will be exercisable during a participant's lifetime only by the participant or the participant's guardian or legal representative.


     LIQUIDATION OR CHANGE OF CONTROL

     In the event of a liquidation of the Corporation, all outstanding Options and the ESPP itself will terminate immediately prior to such liquidation and all accumulated payroll deductions in the stock purchase accounts will be refunded to the participants, without interest. In the event of a change of control of the Corporation by a sale of all or substantially all of its assets or by a merger or consolidation of the Corporation with and into another corporation, then, in the sole discretion of the Board of Directors, either (1) each Option shall be assumed, or an equivalent option shall be substituted, by the successor corporation or its affiliates, (2) all outstanding Options shall be deemed exercisable on a date, as established by the Board, that is on or before the effective date of the change of control, or (3) all outstanding Options and the ESPP itself will terminate and all accumulated payroll deductions in the stock purchase accounts will be refunded to the participants, without interest.

     CERTAIN INCOME TAX EFFECTS OF PLAN PARTICIPATION

     Set forth below is a discussion of certain U.S. income tax consequences the Corporation believes will result from the grant and exercise of Options under the ESPP. This discussion is based on an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings and regulations, and proposed regulations, all of which are subject to change. In addition to being subject to the U.S. income tax consequences described below, which is not intended to be a complete description of all U.S. income tax aspects of participation in the ESPP, a participant may also be subject to foreign, state and local income or other tax consequences in the jurisdiction in which he or she works and/or resides. The summary below assumes that the ESPP is approved by the Corporation's shareholders and it qualifies as an employee stock purchase plan within the meaning of Section 423 of the Code; if the ESPP is not so approved or otherwise is not qualified, or in the future becomes non-qualified under Section 423, participants would recognize as ordinary income on each date that the Options are exercised an amount equal to the Designated Discount of the fair market price of the shares of Common Stock purchased upon such exercise.

     Under the Code, an eligible employee who elects to participate in an offering under the ESPP will recognize income for the amounts withheld from his or her paycheck for the year in which such amounts would otherwise have been paid to the participant. These amounts will also be deductible by the Corporation. Participants will not, however, realize additional taxable income either at the commencement of an offering period and the grant of an Option or when the shares of Common Stock purchased under the plan are delivered to him or her. Each participant's basis in shares purchased will equal the amount paid for such shares.

     If the shares purchased upon the exercise of an Option under the ESPP are not disposed of within 2 years after the date the Option was granted or, if later, within 1 year after the date of delivery of such shares to the participant, then upon a subsequent disposition of the shares the participant will realize ordinary income for that year in an amount equal to the lesser of
(a) the excess of the fair market value of such shares at the time of their disposition over the purchase price of shares, or (b) the Designated Discount of the fair market value of the shares on the date the related Option was granted. The participant's basis in the shares disposed will be increased by an amount equal to the amount of ordinary income determined above, and any gains or losses realized upon the disposition of the shares and based on this adjusted basis will be taxable as long-term capital gain. Neither the Corporation nor any of its subsidiaries and affiliates will be entitled to any deduction upon the disposition of the shares under the foregoing circumstances.

     If the shares are disposed of before the end of either the 2-year or 1-year periods discussed above (a "disqualifying disposition"), the participant will realize ordinary income in the year of disposition on an amount equal to the excess of the fair market value of such shares on the date of purchase over their purchase price. The participant's basis in the shares disposed of will be increased by an amount equal to the amount of ordinary income determined above, and any gains or losses realized upon the disposition of the shares and based on this adjusted basis will be taxable as either long-term or short-term capital gain or loss, depending on the holding period for such shares. The Corporation (or the subsidiary or affiliate for which the participant is employed) will be entitled to a tax deduction for the amount the participant is required to include in ordinary income as a result of such disposition.

     In the event of the death of a participant prior to the disposition of the shares (whether or not within the 2-year or 1-year periods described above), a participant will be subject to ordinary income tax in an amount equal to the lesser of (a) the Designated Discount of the fair market value of the shares on the first business day of the purchase period, or (b) the amount, if any, by which the fair market value of the shares as of the date of death exceeds the amount actually paid for the shares.

     A participant who is neither a citizen nor a resident of the United States generally will not be subject to the U.S. income tax rules described above with respect to the shares of Common Stock purchased under the ESPP.

     The ESPP is not subject to any provision of the Employee Retirement Income Security Act of 1974 ("ERISA").